February 29, 2012

András P. Teleki, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, D.C. 20006-1600

RE: MetLife Insurance Company of Connecticut:
             "T-Mark" Contracts
             Initial Registration Statement filed on Form S-3
             File No. 333-178884

             "MetLife Retirement Account (Liquidity Benefit)" Contracts
             Initial Registration Statement filed on Form S-3
             File No. 333-178888

Dear Mr. Teleki:

The staff reviewed the above-referenced initial registration statements, which the Commission received on January 5, 2012. We have given each registration statement a full review. Based on our review, we have the following comments, which are based on our review of the T-Mark Contract registration statement. Therefore, unless indicated otherwise, the comments apply to both filings identified above, and page references are to the pages of the courtesy copy for the T-Mark Contract provided to the staff.

1.   Facing Sheet

Please revise the "Calculation of Registration Fee" to clarify what units apply to the value provided under "Amount to be registered" and add a column and provide a dollar value for "Amount of registration fee."

In addition, for the T-Mark Contract, please disclose the "Title of each class of securities to be offered."

2.   Front Cover Page

Please insert a cross-reference to the risk factors sections including the page number. Item 501(b)(5) of Regulation S-K per Item 1 of Form S-3.

3.   Table of Contents (page 2)

Please include a specific listing of the risk factors section and add such a section as required by Item 503(c) of Regulation S-K per Item 3 of Form S-3. Item 502(a) of Regulation S-K per Item 2 of Form S-3.

4.   Guarantee Periods (page 8) (T-Mark Contract only)

a.   In the third sentence of the second paragraph following the surrender charge schedule in the summary on page 5, the summary states that an owner "may request any interest that has been credited during the prior Contract Year."

Please expand on this feature in terms of how to make such requests including whether credited interest is limited to just the prior Contract Year and how such a request will impact or be impacted by the market value adjustment and surrender charge.

b.   In the bullet list of options available at the end of the Guarantee period, please also address what happens if instead of transferring out of the one year Guarantee Period into another Guarantee Period as stated in third bullet point, an owner wants to transfer out but not necessarily into another Guarantee Period, *i.e.*, transfer and surrenders charges now applicable.

5.   Surrenders (page 9) (T-Mark Contract only)

a.   Surrender Charge

Please highlight the last sentence of the first paragraph on page 10 (surrender even on the Maturity Date may be subject to a surrender charge).

Please note that the staff would consider this type of disclosure to be provided in a risk factors section.

b.   Market Value Adjustment (page 10)

The first sentence of the third paragraph states that a Guaranteed Interest Rate that is lower or less than 0.50 percent higher than the applicable Guaranteed Interest Rate will result in a lower payment upon surrender.

Therefore, in Appendix B, please do the following.

i.   Please revise the formula for Maturity Value and/or Market Adjusted Value to reflect this fact, *i.e.*, reflected in numerator of calculation of Market Adjusted Value in both examples provided in Appendix B, but not in actual formula. In doing so, please briefly explain what the value represents.

ii.   In addition, please clarify what "FI" is as explained in the first sentence of the bullet point following the formula for Market Adjusted Value, *i.e.*, what is it relative to interest rate that an owner is guaranteed to receive under current Guarantee Period.

iii.   Please confirm accuracy of statement that in New York the Guaranteed Interest Rate will not be lower than 3.00%.

c.   Please explain and disclose the interaction between the surrender charge and market value adjustment, *i.e.*, if both applicable which applies first and to what amount.

d.   **Waiver of Surrender Charge (page 10)**

In light of comment c. above, please also explain the interaction between the free withdrawal amount and the market value adjustment.

6.   **Federal Tax Considerations (page 18) (T-Mark Contract only)**

Please confirm this section is current.

7.   **Information Incorporated by Reference (page 28)**

a.   Please revise the first paragraph to more clearly and separately provide for the incorporation by reference of documents disclosure required by Item 12(a)(2) (reports filed since annual report incorporated by reference pursuant to 13(a) and 15(d)), and 12(b) (reports subsequently filed pursuant to 13(a), 13(c), 14, or 159d)).

b.   Please identify all reports and other information that the Company files with the SEC and correct the telephone number provided in the last paragraph. *See*, respectively, Items 12(c)(2)(i) and (ii) of Form S-3.

8.   **Experts (page 28)**

Given that an opinion will be issued and relied upon for the issuance and sale of

the contracts (*e.g.*, Exhibits 5 and 23(b) under Item 16 in Part II indicate, respectively, that a legal opinion and consent of counsel are to be field as exhibits), please provide the disclosure for legal counsel as required by Item 509 of Regulation S-K per Item 10 of Form S-3.

PART II

9.   Please confirm all estimated costs have been covered in Item 14, *e.g.*, lacks any registration fees.

10.   The staff recommends that the exhibits provided under Item 16 be revised to better conform to the exhibits specifically required under Form S-3, *e.g.*, charter and by-laws in exhibit 3 are not required on Form S-3 based on Item 601 of Regulation S-K.

11.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

12.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Staff Attorney
Office of Insurance Products